Exhibit 15.1

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

	Balance at beginning of period	Provision for doubtful accounts	Write-offs of previously provided accounts	Translation adjustments	Balance at end of period

Year ended December 31, 2006:
Allowance for doubtful debts	$306	$187	$-	$-	$493

Year ended December 31, 2005:
Allowance for doubtful debts	$320	$(13)	$-	$(1)	$306

Year ended December 31, 2004:
Allowance for doubtful debts	$187	$131	$-	$2	$320